UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 15, 2008

On April 15, 2008, Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the "Company") held a General Ordinary and Extraordinary Shareholders meeting, in accordance with its by-laws, in the city of Buenos Aires, Argentina at Azopardo 1025, piso 16. The shareholders of the Company adopted resolutions taking the following actions:

•	The designation, in compliance with local law, of two shareholders to sign the Minutes of the General Ordinary and Extraordinary Shareholders meeting.
•	The approval of the annual financial statements for the year ended December 31, 2007, which reflect net income of U.S. $122,458,766.46 and shareholders' equity of $1,974,581,430.57.
•	The approval of the 2007 term of the Board of Directors and the Fiscal Committee of the Company.
•

The approval of U.S. $761,999.55 in directors' fees paid to the members of the Board of Directors of the Company for the year ended December 31, 2006 and U.S. $1,064,485 for the year ended December 31, 2007.

•	The approval of U.S. $90,000 in fees paid to the members of the Fiscal Committee of the Company for the year ended December 31, 2006 and U.S. $87,500 for the year ended December 31, 2007.
•	The election of a new member of the Board of Directors, Eduardo L. Llanos, who replaces outgoing Director Alfredo MacLaughlin.
•

The approval of the work of the certified accountant, Daniel Recanatini from Estudio Deloitte & Co. S.R.L., who prepared the financial statements for the year ended December 31, 2007 and the payment of U.S. $432,500 for this service.

•

The designation of new certified public accountants, Daniel Alejandro López and Carlos Martín Barbafina of Price Waterhouse & Co. S.R.L., to prepare the financial statements for the year ending December 31, 2008. In appointing these new auditors, the shareholders acted upon the determination of the Audit Committee that Mr. López and Mr. Barbafina were fit candidates for the position. Upon the further recommendation of the Audit Committee, the shareholders approved a fee of U.S. $540,000 for the services to be rendered by the auditors in 2008.

•

The approval of the actions taken by the Board of Directors in issuing the Company's debt and the delegation to the Board of Directors the authority necessary to execute the global debt program of the Company, including setting the terms of each class of debt, soliciting public offers for Company debt, and listing the debt in various exchanges.

•	The approval of a U.S. $120,000 budget for the Audit Committee of the Company.
•

The approval of the absorption of the negative balance of the unassigned results of the Company, which totals U.S. $88,609,973.42 as of December 31, 2007, into the Company's share premium, which totals U.S. $106,927,702.83 as of December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: April 18, 2008